FILED BY OCEANFIRST FINANCIAL CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: TWO RIVER BANCORP

COMMISSION FILE NUMBER: 000-51889

On December 11, 2019, OceanFirst Financial Corp. (“OceanFirst”) filed the attached Current Report on Form 8-K with the U.S. Securities and Exchange Commission announcing that the requisite shareholder approval was obtained in connection with OceanFirst’s previously announced proposed acquisition of Two River Bancorp.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 11, 2019 (December 5, 2019)

OCEANFIRST FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-11713	22-3412577
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

110 WEST FRONT STREET, RED BANK, NEW JERSEY 07701
(Address of principal executive offices, including zip code)

(732) 240-4500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 140.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	OCFC	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

ITEM 8.01	OTHER EVENTS.

Two River Transaction

On December 11, 2019, OceanFirst Financial Corp. (“OceanFirst”) issued a press release announcing that the shareholders of Two River Bancorp (“Two River”) had approved the previously announced merger of a wholly-owned merger subsidiary of OceanFirst with and into Two River (the “Two River Transaction”). As described in the press release, OceanFirst and Two River anticipate the Two River Transaction will be completed effective on or about January 1, 2020. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

CYHC Transaction

In the press release described above, OceanFirst also announced that (i) the shareholders of Country Bank Holding Company, Inc. (“CYHC”) had approved the previously announced merger of a wholly-owned merger subsidiary of OceanFirst with and into CYHC (the “CYHC Transaction”) on December 10, 2019 and (ii) the New York State Department of Financial Services approved the CYHC Transaction on December 10, 2019. As described in the press release, OceanFirst and CYHC anticipate the CYHC Transaction will be completed effective on or about January 1, 2020. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits. The following exhibits are filed with this Current Report on Form 8-K:

Exhibit Number	Description
99.1	Press Release of OceanFirst Financial Corp., dated December 11, 2019

104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

Cautionary Notes on Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements may include: management plans relating to either the Two River Transaction or the CYHC Transaction; the expected timing of the completion of either the Two River Transaction or CYHC

Transaction or both such transactions; the ability to complete either the Two River Transaction or CYHC Transaction or both such transactions; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to either the Two River Transaction or CYHC Transaction or both such transactions; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Two River nor CYHC assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that OceanFirst, Two River or CYHC anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, Item 1A “Risk Factors” in Two River’s Annual Report on Form 10-K and those disclosed in OceanFirst’s and Two River’s other periodic reports filed with the SEC, as well as the possibility that expected benefits of either the Two River Transaction or CYHC Transaction or both such transactions and the recently completed acquisition of Capital Bank of New Jersey by OceanFirst (the “Recent Acquisition”) may not materialize in the timeframe expected or at all, or may be more costly to achieve; that either the Two River Transaction or CYHC Transaction or both such transactions may not be timely completed, if at all; that prior to the completion of either of Two River Transaction or CYHC Transaction or both such transactions or thereafter, OceanFirst’s, Two River’s and CYHC’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to either the Two River Transaction or CYHC Transaction or both such transactions or the Recent Acquisition; that, with respect to either the Two River Transaction or the CYHC Transaction or both such transactions, outstanding customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the Two River Transaction or CYHC Transaction or both such transactions, and diversion of management time as a result of matters related to either the Two River Transaction or CYHC Transaction or both such transactions. The list of factors presented here, and the list of factors that are presented in the registration statements on Form S-4 for each of the Two River Transaction and CYHC Transaction, is not, and should not be considered, a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this report or in any documents, OceanFirst, Two River and CYHC claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Proposed Transactions

This report is being made in respect of the proposed transactions involving OceanFirst acquiring Two River and CYHC.

Two River Transaction

In connection with the proposed transaction with Two River, OceanFirst has filed a definitive Registration Statement (No. 333-233872) on Form S-4 containing a prospectus of OceanFirst and proxy statement of Two River, and other documents regarding the Two River transaction with the SEC. Before making any investment decision, the investors and shareholders of Two River are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Two River and any other relevant documents filed by OceanFirst or Two River with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst and Two River and the proposed transaction. Copies of the prospectus of OceanFirst and proxy statement of Two River have been mailed to the shareholders of Two River. Two River investors and shareholders are also urged to carefully review and consider each of OceanFirst’s and Two River’s public filings with the SEC, including but not limited to their respective Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. Copies of the prospectus of OceanFirst and the proxy statement of Two River also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing

OceanFirst’s website at https://oceanfirst.com/ under the tab “Investor Relations” and then under the heading “SEC Filings” or from Two River by accessing Two River’s website at https://www.tworiver.bank/ under the tab “Investor Relations” and then under the heading “SEC Filings”.

CYHC Transaction

In connection with the proposed transaction with CYHC, OceanFirst has filed a definitive Registration Statement (No. 333-233909) on Form S-4 containing a prospectus of OceanFirst and proxy statement of CYHC and other documents regarding the CYHC Transaction with the SEC. Before making any investment decision, the investors and shareholders of CYHC are urged to carefully read the entire prospectus of OceanFirst and proxy statement of CYHC and any other relevant documents filed by OceanFirst with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst and CYHC and the proposed transaction. Copies of the prospectus of OceanFirst and proxy statement of CYHC have been mailed to the shareholders of CYHC. CYHC investors and shareholders are also urged to carefully review and consider OceanFirst’s public filings with the SEC, including but not limited to its Annual Report on Form 10-K, proxy statement, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. Copies of the prospectus of OceanFirst and proxy statement of CYHC also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at www.oceanfirstonline.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

For more information, please contact:

OceanFirst Financial Corp., 110 West Front Street Red Bank, New Jersey 07701, Attn: Jill Hewitt

Two River Bancorp., 766 Shrewsbury Avenue, Tinton Falls, New Jersey, 07724, Attn: Richard Abrahamian

Country Bank Holding Company, Inc., 655 Third Avenue, New York, New York 10017, Attn: Joseph M. Murphy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANFIRST FINANCIAL CORP.

/s/ Steven J. Tsimbinos
Name:	Steven J. Tsimbinos
Title:	Executive Vice President, General Counsel & Corporate Secretary

Dated: December 11, 2019

Exhibit 99.1

Contact:

Jill Hewitt

Senior Vice President and Investor Relations Officer

OceanFirst Financial Corp.

732.240.4500 ext. 7513

jhewitt@oceanfirst.com

FOR IMMEDIATE RELEASE

OCEANFIRST FINANCIAL CORP.

ANNOUNCES RECEIPT OF APPROVALS

FOR PENDING MERGER TRANSACTIONS WITH

TWO RIVER BANCORP AND COUNTRY BANK HOLDING COMPANY, INC.

RED BANK, N.J., December 11, 2019 - OceanFirst Financial Corp. (NASDAQ:OCFC) (“OceanFirst”), the holding company of OceanFirst Bank N.A., announced today that all regulatory approvals and all requisite shareholder approvals have been obtained in connection with OceanFirst’s pending merger transactions with each of Two River Bancorp (“Two River”) and Country Bank Holding Company, Inc. (“CYHC”).

Two River Transaction

On December 5, 2019, Two River received the requisite shareholder approval for the merger of Two River and OceanFirst that was announced on August 9, 2019 (the “Two River Transaction”). As previously announced, the required regulatory approvals for the Two River Transaction have been obtained. OceanFirst and Two River expect the Two River Transaction to close effective on or about January 1, 2020.

CYHC Transaction

On December 10, 2019, CYHC received the requisite shareholder approval for the merger of CYHC and OceanFirst that was announced on August 9, 2019 (the “CYHC Transaction”). Additionally, on December 10, 2019, the New York State Department of Financial Services approved the CYHC Transaction. As previously announced, the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency each approved the CYHC Transaction on November 15, 2019. OceanFirst and CYHC expect the CYHC Transaction to close effective on or about January 1, 2020.

About OceanFirst Financial Corp.

OceanFirst Financial Corp.’s subsidiary, OceanFirst Bank N.A., founded in 1902, is an $8.1 billion regional bank operating throughout New Jersey, metropolitan Philadelphia and metropolitan New York City. OceanFirst Bank delivers commercial and residential financing solutions, trust and asset management and deposit services and is one of the largest and oldest community-based financial institutions headquartered in New Jersey.

About Two River Bancorp

Two River Bancorp is the holding company for Two River Community Bank, which is headquartered in Tinton Falls, New Jersey. Two River Community Bank operates 14 branches along with two loan production offices throughout Monmouth, Union, Essex, and Ocean Counties, New Jersey.

About Country Bank Holding Company, Inc.

Country Bank Holding Company, Inc. is the parent holding company for Country Bank, a New York State chartered commercial bank founded in 1988. The bank is controlled by the Murphy Family and specializes in small business and commercial real estate lending. In 2015 it opened its flagship branch on 42nd Street and Third Avenue in NYC. The bank has additional branches in Midtown NYC, Riverdale, Woodlawn and Scarsdale. The bank is a FDIC-insured full service commercial bank devoted to building relationships with their customers and the local communities that the branches reside in.

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Cautionary Notes on Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements may include: management plans relating to either the Two River Transaction or the CYHC Transaction; the expected timing of the completion of either the Two River Transaction or CYHC Transaction or both such transactions; the ability to complete either the Two River Transaction or CYHC Transaction or both such transactions; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to either the Two River Transaction or CYHC Transaction or both such transactions; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Two River nor CYHC assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that OceanFirst, Two River or CYHC anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, Item 1A “Risk Factors” in Two River’s Annual Report on Form 10-K and those disclosed in OceanFirst’s and Two River’s other periodic reports filed with the SEC, as well as the possibility that expected benefits of either the Two River Transaction or CYHC Transaction or both such transactions and the recently completed acquisition of Capital Bank of New Jersey by OceanFirst (the “Recent Acquisition”) may not materialize in the timeframe expected or at all, or may be more costly to achieve; that either the Two River Transaction or CYHC Transaction or both such transactions may not be timely completed, if at all; that prior to the completion of either of Two River Transaction or CYHC Transaction or both such transactions or thereafter, OceanFirst’s, Two River’s and CYHC’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to either the Two River Transaction or CYHC Transaction or both such transactions or the Recent Acquisition; that, with respect to either the Two River Transaction or the CYHC Transaction or both such transactions, outstanding customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the Two River Transaction or CYHC Transaction or both such transactions, and diversion of management time as a result of matters related to either the Two River Transaction or CYHC Transaction or both such transactions. The list of factors presented here, and the list of factors that are presented in the registration statements on Form S-4 for each of the Two River Transaction and CYHC Transaction, is not, and should not be considered, a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this press release or in any documents, OceanFirst, Two River and CYHC claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Proposed Transactions

This press release is being made in respect of the proposed transactions involving OceanFirst acquiring Two River and CYHC.

Two River Transaction

In connection with the proposed transaction with Two River, OceanFirst has filed a definitive Registration Statement (No. 333-233872) on Form S-4 containing a prospectus of OceanFirst and proxy statement of Two River, and other documents regarding the Two River transaction with the SEC. Before making any investment decision, the investors and shareholders of Two River are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Two River and any other relevant documents filed by OceanFirst or Two River with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst and Two River and the proposed transaction. Copies of the prospectus of OceanFirst and proxy statement of Two River have been mailed to the shareholders of Two River. Two River investors and shareholders are also urged to carefully review and consider each of OceanFirst’s and Two River’s public filings with the SEC, including but not limited to their respective Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. Copies of the prospectus of OceanFirst and the proxy statement of Two River also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at https://oceanfirst.com/ under the tab “Investor Relations” and then under the heading “SEC Filings” or from Two River by accessing Two River’s website at https://www.tworiver.bank/ under the tab “Investor Relations” and then under the heading “SEC Filings”.

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CYHC Transaction

In connection with the proposed transaction with CYHC, OceanFirst has filed a definitive Registration Statement (No. 333-233909) on Form S-4 containing a prospectus of OceanFirst and proxy statement of CYHC and other documents regarding the CYHC Transaction with the SEC. Before making any investment decision, the investors and shareholders of CYHC are urged to carefully read the entire prospectus of OceanFirst and proxy statement of CYHC and any other relevant documents filed by OceanFirst with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst and CYHC and the proposed transaction. Copies of the prospectus of OceanFirst and proxy statement of CYHC have been mailed to the shareholders of CYHC. CYHC investors and shareholders are also urged to carefully review and consider OceanFirst’s public filings with the SEC, including but not limited to its Annual Report on Form 10-K, proxy statement, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. Copies of the prospectus of OceanFirst and proxy statement of CYHC also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at www.oceanfirstonline.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

For more information, please contact:

OceanFirst Financial Corp., 110 West Front Street Red Bank, New Jersey 07701, Attn: Jill Hewitt

Two River Bancorp., 766 Shrewsbury Avenue, Tinton Falls, New Jersey, 07724, Attn: Richard Abrahamian

Country Bank Holding Company, Inc., 655 Third Avenue, New York, New York 10017, Attn: Joseph M. Murphy

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